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                              March 14, 2023

       Lester Wong
       Chief Financial Officer
       Kulicke and Soffa Industries, Inc.
       1005 Virginia Drive
       Fort Washington, PA 19034

                                                        Re: Kulicke and Soffa
Industries, Inc.
                                                            Form 10-K for the
fiscal year ended October 1, 2022
                                                            Filed November 17,
2022
                                                            Form 10-Q for the
quarterly period ended December 31, 2022
                                                            Filed February 2,
2023
                                                            File No. 000-00121

       Dear Lester Wong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 1, 2022

       Notes to Consolidated Financial Statements
       Note 15: Income Taxes, page 65

   1. We note that the majority of your pre-tax income is derived from foreign sources. Please disclose in future
filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability
on unremitted foreign earnings or a statement that such determination is not practicable. See
ASC 740-30-50-2b and 2c.
       Note 16: Segment Information, page 68

   2. We note the disclosure on page 23 of your Form 10-Q for the period ended December 31,
                                                        2022 that your Capital
Equipment and Aftermarket Products and Services reportable
 Lester Wong
FirstName
Kulicke andLastNameLester
             Soffa Industries,Wong
                               Inc.
Comapany
March      NameKulicke and Soffa Industries, Inc.
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
         segments both consist of six aggregated operating segments. Please identify for us your operating segments and tell us in sufficient detail how you determined your operating segments meet all aggregation criteria described in ASC 280-10-50-11. In particular, explain how you determined all operating segments have similar economic characteristics. We note from your first quarter 2023 earnings call that management primarily discusses results and trends of your various "markets," such as automotive and industrial, wire bonding, wedge bonding, LED, and memory, with minimal discussion of your overall reportable segments. We further note from your disaggregated revenue disclosures on page 68 of your Form 10-K and page 20 of your most recent Form 10-Q that certain end markets appeared to have disparate revenue trends for the annual and interim periods presented.
Form 10-Q for the Quarterly Period Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

3. Please provide a more informative analysis and discussion of your results of operations in future filings. We note, for example, that you attribute the approximate 92% decline in your income from operations for the year-over-year interim periods "to lower revenues as
         explained...above." Further, you ascribe the approximate 62% decline in interim net revenues to lower volumes caused by "a decrease in customer investments as a result of uncertainties in the overall macroeconomic environment" and "a decrease in customer utilization." Enhance these overly broad and generic descriptions to provide a frame of reference that allows readers to understand the effects of material changes and events and known material trends and uncertainties arising during the periods being discussed, as well as their relative importance. Ensure that your revised disclosures assist in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

                to provide a narrative explanation of a company   s financial
statements that enables
              investors to see the company through the eyes of management;

                to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

                to provide information about the quality of, and potential
variability of, a company   s
              earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lester Wong
Kulicke and Soffa Industries, Inc.
March 14, 2023
Page 3

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameLester Wong                          Sincerely,
Comapany NameKulicke and Soffa Industries, Inc.
                                                       Division of Corporation
Finance
March 14, 2023 Page 3                                  Office of Manufacturing
FirstName LastName